

ENERFLEX LTD. ANNOUNCES DIRECTOR RESIGNATION

CALGARY, Alberta, July 13, 2026 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) ("Enerflex" or the "Company") today announced that Fernando Assing will resign from the Board of Directors (the "Board") effective July 17, 2026, to allow him to focus on other professional commitments, including his responsibilities as Chief Executive Officer of Camin Cargo Control.

Mr. Assing joined the Board in August 2020 and has served with distinction, including as a member of the Human Resources and Compensation Committee for the duration of his tenure. The Board has initiated a search to identify a well-qualified replacement director.

"It has been a privilege to serve as a director of Enerflex over the past six years," said Mr. Assing. "I have been impressed by Paul Mahoney's energy level, strategic clarity, and decisiveness. I am confident that under his strong leadership, the Company will continue to execute on its recently rolled-out strategy focused on operational excellence, disciplined growth, and continued value creation for shareholders."

Kevin Reinhart, Enerflex's Board Chair, commented, "On behalf of the Enerflex Board and the entire organization, I want to thank Fernando for his guidance, leadership, and significant contributions to the Company since joining the Board in 2020. We wish him well in his future endeavors."

ABOUT ENERFLEX
Enerflex is a leading provider of modular natural gas, power technology, and treated water solutions, delivering value through disciplined execution and a deliberate approach to where we compete. Our customer-focused delivery model supports operational excellence, innovation, and scalability across our global footprint with a focus on creating long-term shareholder value.

With over 4,400 engineers, manufacturers, technicians, professionals, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on other sustainable offerings to support the world's energy needs.

Enerflex's common shares trade on the Toronto Stock Exchange under the symbol "EFX" and on the New York Stock Exchange under the symbol "EFXT." For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Paul Mahoney
President and Chief Executive Officer
E-mail: PMahoney@enerflex.com

Preet S. Dhindsa
Senior Vice President and Chief Financial Officer
E-mail: PDhindsa@enerflex.com

Jeff Fetterly
Vice President, Corporate Development and Capital Markets
E-mail: JFetterly@enerflex.com

